# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NewAmsterdam Pharma Company N.V., CIK 0001936258
CUSIP: N62509109
Title of class of securities: Ordinary Shares, nominal value Euro 0.12 per share
Address of issuer's principal executive offices: Gooimeer 2-35, Naarden, Netherlands (P7), 1411 DC
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0001818893
Persons authorized to receive notices and communications: Bain Capital Life Sciences, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BCLS Fund III Investments, LP (CIK 0001952107): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,422,504; sole dispositive power 0; shared dispositive power 11,422,504; aggregate amount beneficially owned 11,422,504 (9.99% of the class)
- Bain Capital Life Sciences Opportunities III, LP (CIK 0001950105): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,422,504; sole dispositive power 0; shared dispositive power 11,422,504; aggregate amount beneficially owned 11,422,504 (9.99% of the class)
- Bain Capital Life Sciences Fund II, L.P. (CIK 0001773187): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 11,422,504; sole dispositive power 0; shared dispositive power 11,422,504; aggregate amount beneficially owned 11,422,504 (9.99% of the class)
- BCLS II Investco, LP (CIK 0001818893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,422,504; sole dispositive power 0; shared dispositive power 11,422,504; aggregate amount beneficially owned 11,422,504 (9.99% of the class)
- BCLS II Equity Opportunities, LP (CIK 0001814474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,422,504; sole dispositive power 0; shared dispositive power 11,422,504; aggregate amount beneficially owned 11,422,504 (9.99% of the class)
- BCIP Life Sciences Associates, LP (CIK 0001702921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,422,504; sole dispositive power 0; shared dispositive power 11,422,504; aggregate amount beneficially owned 11,422,504 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value Euro 0.12 per share
Name of issuer: NewAmsterdam Pharma Company N.V.
Address of issuer's principal executive offices: Gooimeer 2-35, Naarden, Netherlands (P7), 1411 DC
Comment: This Amendment No. 4 to Schedule 13D relates to the Ordinary Shares, nominal value Euro 0.12 per share (the "Ordinary Shares"), of NewAmsterdam Pharma Company N.V., a public limited liability company incorporated in the Netherlands (the "Issuer"), and amends the initial statements on Schedule 13D filed by the Reporting Persons on December 2, 2022, as amended by Amendment No. 1 filed on June 13, 2023, Amendment No. 2 filed on March 1, 2024, and Amendment No. 3 filed on December 17, 2024 (the "Initial Statement" and, as further amended by this Amdendment No. 4, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

Nicholas Downing resigned from the Issuer's Board of Directors and its committees, effective as of November 5, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, (i) BCLS Fund III directly holds 5,376,356 Ordinary Shares; (ii) BCLS Fund II Opportunities directly holds a Pre-Funded Warrant to purchase 1,257,141 Ordinary Shares; (iii) BCLS Fund II directly holds 267,429 Ordinary Shares and a Warrant to purchase 89,143 Ordinary Shares; (iv) BCLS II Investco directly holds 4,797,557 Ordinary Shares; (v) BCLS Fund II Opportunities directly holds a Pre-Funded Warrant to purchase 375,512 Ordinary Shares; and (vi) BCIPLS directly holds 32,571 Ordinary Shares and a Warrant to purchase 10,857 Ordinary Shares.

As a result of the Beneficial Ownership Blocker (as defined below), BCLS Fund III Opportunities and BCLS Fund II Opportunities are precluded from exercising Pre-Funded Warrants to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 9.99% of the outstanding Ordinary Shares. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Ordinary Shares, representing 11,422,504 Ordinary Shares as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 113,390,804 Ordinary Shares issued and outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 5, 2025, and (ii) 848,591 Ordinary Shares issuable upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) hereof.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- BCLS Fund III Investments, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (11/07/2025)
- Bain Capital Life Sciences Opportunities III, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (11/07/2025)
- Bain Capital Life Sciences Fund II, L.P.: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (11/07/2025)
- BCLS II Investco, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (11/07/2025)
- BCLS II Equity Opportunities, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (11/07/2025)
- BCIP Life Sciences Associates, LP: /s/ Adam Koppel, Adam Koppel, Authorized Signatory of Boylston Coinvestors, LLC (11/07/2025)